Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Associated Banc-Corp 401(k) & Employee Stock Ownership Plan:

We consent to the incorporation by reference in the registration statement (no. 33-54658) on Form S-8 of Associated Banc-Corp of our report dated June 28, 2012, with respect to the statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2012